40-33

AIM INTERNATIONAL MUTUAL FUNDS
811-6463

AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

April 28, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Motion to Dismiss the Complaint Pursuant to Rule 12(b), FED. R. CIV. P.**, **Defendants' Memorandum in Support of Motion to Dismiss the Complaint: Rule 12(b), FED. R. CIV. P.**, and **[Proposed] Order** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes /v.v.

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARTHY, et al., individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	Case No.: 05-CV-302 DRH
T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,	)	
Defendants.	)	

MOTION TO DISMISS THE COMPLAINT PURSUANT TO RULE 12(b), FED. R. CIV. P.

Defendants T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc. and A I M Advisors, Inc. respectfully move this Court for an Order, pursuant to Rule 12(b), Fed. R. Civ. P., dismissing the Complaint herein on the ground that the United States Court of Appeals for the Seventh Circuit has held, on April 5, 2005, in Kircher v. Putnam Funds Trust, 2005 WL 757255, that actions identical to this action are covered class actions involving a covered security within the meaning of the Securities Litigation Uniform Standards Act ("SLUSA"), that they may not be maintained in any State or Federal court, and that they must be dismissed. Although we do not believe the Court need or should reach the issue of personal jurisdiction, Defendants T. Rowe Price International, Inc. and A I M Advisors, Inc. also hereby move, in the alternative, to dismiss on that ground as well as for the reasons set forth in the motions to dismiss previously filed in the State court, copies of which were attached to the Notice of Removal as Exhibits C and E.

Dated: April 26, 2005

Respectfully submitted,

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

- and -

ARMSTRONG TEASDALE LLP

By: s/ Lisa M. Wood
Frank N. Gundlach
Glenn E. Davis
Lisa M. Wood
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

ATTORNEYS FOR DEFENDANTS
T. ROWE PRICE INTERNATIONAL
FUNDS, INC., T. ROWE PRICE
INTERNATIONAL, INC., AIM
INTERNATIONAL FUNDS, INC. AND
A I M ADVISORS, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that on this 26th day of April, 2005, a true and correct copy of the foregoing document was electronically filed with the Clerk of Court using the CM/ECF system which will send notification of such filing to the attorneys listed below:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

ATTORNEYS FOR PLAINTIFFS

The undersigned hereby certifies that on this 26th day of April, 2005, a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the following non-registered participants:

Klint Bruno
LAW OFFICES OF KLINT BRUNO
1131 Lake Street
Oak Park, IL 60301

ATTORNEYS FOR PLAINTIFFS

s/ Lisa M. Wood

Daniel A. Pollack

From: <ilsd_nef@ilsd.uscourts.gov>
To: <ilsd_nef@ilsd.uscourts.gov>
Sent: Tuesday, April 26, 2005 7:54 PM
Subject: Activity in Case 3:05-cv-00302-DRH Parthasarathy et al v. T Rowe Price International Funds Inc et al "Motion to Dismiss"

*****NOTE TO PUBLIC ACCESS USERS*** You may view the filed documents once without charge. To avoid later charges, download a copy of each document during this first viewing.**

U.S. District Court

Southern District of Illinois

Notice of Electronic Filing

The following transaction was received from Wood, Lisa M. entered on 4/26/2005 at 6:54 PM CDT and filed on 4/26/2005

Case Name: Parthasarathy et al v. T Rowe Price International Funds Inc et al
Case Number: 3:05-cv-302
Filer: Aim Advisors Inc
T Rowe Price International Funds Inc
T Rowe Price International Inc
Aim International Funds Inc
Document Number: 5

Docket Text:
MOTION to Dismiss *the Complaint Pursuant to Rule 12(b) Fed. R. Civ. P.* by T Rowe Price International Funds Inc, T Rowe Price International Inc, Aim International Funds Inc, Aim Advisors Inc. Responses due by 5/31/2005 (Wood, Lisa)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1047403380 [Date=4/26/2005] [FileNumber=302899-0]
[2cdf70eb147ba09315c9e88cf336cdde7f9a5f6d4d6b702b68082a50c38bcf57881d
ff788a715539c914076019bc671ab9113de2420e033bf926106e1439c2f9]]

3:05-cv-302 Notice will be electronically mailed to:

Glenn E. Davis gdavis@armstrongteasdale.com

Frank N. Gundlach fgundlach@armstrongteasdale.com, jliberty@armstrongteasdale.com

Martin I. Kaminsky mikaminsky@pollacklawfirm.com

Edward T. McDermott etmcdermott@pollacklawfirm.com

Daniel A. Pollack dapollack@pollacklawfirm.com

Stephen M. Tillery stillery@koreintillery.com

Lisa M. Wood lwood@armstrongteasdale.com

Anthony Zaccaria azaccaria@pollacklawfirm.com

George A. Zelcs g! zelcs@koreintillery.com

3:05-cv-302 Notice will be delivered by other means to:

Klint L. Bruno
Ellison, Nielsen et al.
Generally Admitted
100 West Monroe Street
18th Floor
Chicago, IL 60603

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARTHY, et al., individually and on behalf of all others similarly situated, Plaintiffs, vs. T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al., Defendants.	)	Case No.: 05-CV-302 DRH

DEFENDANTS' MEMORANDUM IN SUPPORT OF MOTION TO DISMISS THE COMPLAINT : RULE 12(b), FED. R. CIV. P.

Defendants T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc. and A I M Advisors, Inc. move to dismiss the Complaint herein on the ground that the Securities Litigation Uniform Standards Act, 15 U.S.C. § 77p(b) and § 78bb(f)(1) ("SLUSA"), bars the maintenance of Plaintiffs' state law claims in any State or Federal Court and, accordingly, they must be dismissed.

THE LAW

SLUSA, in relevant part, provides:

> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging—
>
> (1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or
>
> (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.

15 U.S.C. § 77p(b) and § 78bb(f)(1).

On April 5, 2005, the Seventh Circuit in Kircher v. Putnam Funds Trust, 2005 WL

757255,[1] held that actions based on allegations identical to those in this action[2] are "covered class actions" and involved a "covered security" within the meaning of SLUSA, and that SLUSA requires that they be dismissed, stating:

> We hold that SLUSA is as broad as § 10(b) itself and that limitations on private rights of action to enforce § 10(b) and Rule 10b-5 do not open the door to litigation about securities transactions under the state law. Plaintiffs' claims are connected to their own purchases of securities and thus are blocked by SLUSA, whose preemptive effect is not confined to knocking out state-law claims by investors who have *winning* federal claims, as plaintiffs suppose. It covers both good and bad securities claims—*especially* bad ones. The judgments of the district courts are reversed, and the cases are remanded [to the United States District Court] with instructions to undo the remand orders and dismiss plaintiffs' state-law claims. (emphasis supplied)

Under that binding Seventh Circuit authority, this Court should now dismiss this action.

* * *

As to personal jurisdiction, Defendants T. Rowe Price International, Inc. and A I M Advisors, Inc. adopt the motions filed in the State court, copies of which were attached to the Notice of Removal as Exhibit C and E.

CONCLUSION

The Complaint must be dismissed because SLUSA bars its maintenance in any State or Federal court, including this Court.

Dated: April 26, 2005

---

[1] A copy of the Opinion is attached as Exhibit A.

[2] A copy of the initial and amended complaints in this action are attached to the Notice of Removal as Exhibit B. A copy of the Complaint in one of the actions involved in Kircher with allegations of wrongdoing identical to those in this action (except for the identities of the defendants), is attached hereto as Exhibit B.

Respectfully submitted,

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

- and -

ARMSTRONG TEASDALE LLP

By: s/ Lisa M. Wood
Frank N. Gundlach
Glenn E. Davis
Lisa M. Wood
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

ATTORNEYS FOR DEFENDANTS
T. ROWE PRICE INTERNATIONAL
FUNDS, INC., T. ROWE PRICE
INTERNATIONAL, INC., AIM
INTERNATIONAL FUNDS, INC. AND
A I M ADVISORS, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that on this 26th day of April, 2005, a true and correct copy of the foregoing document was electronically filed with the Clerk of Court using the CM/ECF system which will send notification of such filing to the attorneys listed below:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

ATTORNEYS FOR PLAINTIFFS

The undersigned hereby certifies that on this 26th day of April, 2005, a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the following non-registered participants:

Klint Bruno
LAW OFFICES OF KLINT BRUNO
1131 Lake Street
Oak Park, IL 60301

ATTORNEYS FOR PLAINTIFFS

s/ Lisa M. Wood

H

Briefs and Other Related Documents

United States Court of Appeals,
Seventh Circuit.
Carl KIRCHER and Robert Brockway, individually and on behalf of a class, et al., Plaintiffs-Appellees,
v.
PUTNAM FUNDS TRUST and PUTNAM INVESTMENT MANAGEMENT, LLC, et al., Defendants-Appellants.
Nos. 04-1495, 04-1496, 04-1608, 04-1628, 04-1650, 04-1651, 04-1660, 04-1661, 04-2687.

Argued Jan. 7, 2005.
Decided April 5, 2005.

Background: Mutual fund investors brought state-court putative class actions against funds, asserting under state law that funds' misconduct in setting prices had left funds vulnerable to exploitation by arbitrageurs. Funds removed actions under Securities Litigation Uniform Standards Act (SLUSA). The United States District Court for the Southern District of Illinois, G. Patrick Murphy, Chief Judge, David R. Herndon, J., and Michael J. Reagan, J., remanded actions. The Court of Appeals, 373 F.3d 847, ruled that remand orders were appealable.

Holdings: Subsequently, the Court of Appeals, Easterbrook, Circuit Judge, held that:
(1) SLUSA preempted actions that defined their classes according to holding of shares between specified dates, and
(2) SLUSA also preempted action that defined its class as investors who held shares between two specified dates but did not purchase or sell shares during that period.
Reversed and remanded with instructions.

[1] Securities Regulation ⚿278

349Bk278 Most Cited Cases
Securities Litigation Uniform Standards Act's (SLUSA) language precluding state-court securities fraud class actions, i.e. Act's "untrue statement or omission" and "manipulative or deceptive device" clauses, have same scope as their antecedents in § 10(b) and Rule 10b-5. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 10(b), as amended, 15 U.S.C.A. § 78j(b); 17 C.F.R. § 240.10b-5.

[1] States ⚿18.77
360k18.77 Most Cited Cases
Securities Litigation Uniform Standards Act's (SLUSA) language precluding state-court securities fraud class actions, i.e. Act's "untrue statement or omission" and "manipulative or deceptive device" clauses, have same scope as their antecedents in § 10(b) and Rule 10b-5. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 10(b), as amended, 15 U.S.C.A. § 78j(b); 17 C.F.R. § 240.10b-5.

[2] Securities Regulation ⚿278
349Bk278 Most Cited Cases
Purpose of Securities Litigation Uniform Standards Act (SLUSA) is to prevent plaintiffs from migrating to state court in order to evade rules for federal securities litigation contained in Private Securities Litigation Reform Act (PSLRA). Securities Act of 1933, as amended, 15 U.S.C.A. § 77p; Securities Exchange Act of 1934, § 28, as amended, 15 U.S.C.A. § 78bb.

[2] States ⚿18.77
360k18.77 Most Cited Cases

EXHIBIT
A

Purpose of Securities Litigation Uniform Standards Act (SLUSA) is to prevent plaintiffs from migrating to state court in order to evade rules for federal securities litigation contained in Private Securities Litigation Reform Act (PSLRA). Securities Act of 1933, as amended, 15 U.S.C.A. § 77p; Securities Exchange Act of 1934, § 28, as amended, 15 U.S.C.A. § 78bb.

[3] Securities Regulation ⊂=278
349Bk278 Most Cited Cases
Securities Litigation Uniform Standards Act (SLUSA) preempted mutual funds investors' state-court direct class actions against funds asserting state-law claims that funds' misconduct in setting prices had left funds vulnerable to exploitation by arbitrageurs; classes were defined as investors who held shares of given fund between two specified dates, and any class of "all holders" during even single day contained many purchasers and sellers, placing actions within SLUSA's "in connection with the purchase or sale" language. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 28, as amended, 15 U.S.C.A. § 78bb.

[3] States ⊂=18.77
360k18.77 Most Cited Cases
Securities Litigation Uniform Standards Act (SLUSA) preempted mutual funds investors' state-court direct class actions against funds asserting state-law claims that funds' misconduct in setting prices had left funds vulnerable to exploitation by arbitrageurs; classes were defined as investors who held shares of given fund between two specified dates, and any class of "all holders" during even single day contained many purchasers and sellers, placing actions within SLUSA's "in connection with the purchase or sale" language. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 28, as amended, 15 U.S.C.A. § 78bb.

[4] Securities Regulation ⊂=278
349Bk278 Most Cited Cases
Securities Litigation Uniform Standards Act (SLUSA) preempted mutual fund investors' state-court direct class action against fund asserting state-law claim that fund's misconduct in setting prices had left fund vulnerable to exploitation by arbitrageurs, even though class was defined as investors who held shares between two specified dates but did not purchase or sell shares during that period; i.e., fact that action could not have proceeded as private action for damages under Rule 10b-5, but rather had to be brought either as derivative action or by public prosecutor, did not render SLUSA inapplicable. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 10(b), 28, as amended, 15 U.S.C.A. §§ 78j(b), 78bb; 17 C.F.R. § 240.10b-5.

[4] States ⊂=18.77
360k18.77 Most Cited Cases
Securities Litigation Uniform Standards Act (SLUSA) preempted mutual fund investors' state-court direct class action against fund asserting state-law claim that fund's misconduct in setting prices had left fund vulnerable to exploitation by arbitrageurs, even though class was defined as investors who held shares between two specified dates but did not purchase or sell shares during that period; i.e., fact that action could not have proceeded as private action for damages under Rule 10b-5, but rather had to be brought either as derivative action or by public prosecutor, did not render SLUSA inapplicable. Securities Act of 1933, § 16(b), as amended, 15 U.S.C.A. § 77p(b); Securities Exchange Act of 1934, § 10(b), 28, as amended, 15 U.S.C.A. §§ 78j(b), 78bb; 17 C.F.R. § 240.10b-5.
George A. Zelcs, Eugene Y. Barash, Robert L. King , Korein Tillery, Chicago, IL, John J. Stoia, Jr., Milberg, Weiss, Bershad, Hynes & Lerach, San Diego, CA, Francis J. Balint, Jr., Bonnett, Fairbourn, Friedman & Balint, Phoenix, AZ, for Plaintiffs-Appellees.

Rebecca R. Jackson, Bryan Cave, Jon A. Santangelo, Stinson, Morrison & Hecker, St. Louis, MO, Matthew R. Kipp, Skadden, Arps, Slate, Meagher & Flom, Chicago, IL, Gordon R. Broom, Regina L. Wells, Burroughs, Hepler, Broom, MacDonald & Hebrank, Edwardsville, IL, Steven B. Feirson, Dechert, Price & Rhoads, Philadelphia,

PA, Mark A. Perry (argued), Gibson, Dunn & Crutcher, Washington, DC, for Defendants-Appellants.

Before EASTERBROOK, RIPPLE, and WOOD, Circuit Judges.

EASTERBROOK, Circuit Judge.

*1 Complaints filed in the circuit court of Madison County, Illinois, charge several mutual funds with setting prices in a way that arbitrageurs can exploit. The funds removed the suits to federal court and asked the district judges to dismiss them under the Securities Litigation Uniform Standards Act of 1998 (SLUSA). Instead the federal judges remanded each suit. Last year we held that these remands are appealable. See *Kircher v. Putnam Funds Trust,* 373 F.3d 847 (7th Cir.2004). Now we must decide whether SLUSA blocks litigation in state court. (Plaintiffs have asked us to overrule our decision about appellate jurisdiction, but their arguments are unpersuasive.)

Mutual funds must set prices at which they sell and redeem their own shares once a day, and must do so at the net asset value of the funds' holdings. (All of the defendants, which operate in interstate and international commerce, are regulated under the Investment Company Act of 1940; we call them "mutual funds" for convenience.) Each defendant sets that price at 4 p.m. Eastern time, shortly after the New York Stock Exchange closes. Orders placed before the close of business that day are executed at this price.

When the funds hold assets that trade in competitive markets, they must value the assets at their market price. 15 U.S.C. § 80a-2(a)(41)(B)(ii), 17 C.F.R. § 270.2a-4(a). Defendants implement this requirement by valuing securities at the closing price of the principal exchange or market in which the securities are traded. For domestic securities this yields a current price; for securities of foreign issuers, however, it may produce a price that is as much as 15 hours old. (European markets close 5 or 6 hours ahead of New York; Asian markets close 12 to 15 hours before New York.)

Many securities trade on multiple markets or over the counter. Stock of a Japanese firm that closes in Tokyo at ¥10,000 might trade in Frankfurt at i 75.22 (equivalent to ¥10,500) between the close in Tokyo and the close in New York--but the mutual fund nonetheless would value each share at ¥ 10,000, because that was its most recent price in the issuer's home market. If foreign stocks move predominantly up during this interval (or if one foreign security moves substantially higher), the mutual fund as a whole would carry a 4 p.m. price below what would be justified by the latest available information, and an arbitrageur could purchase shares before 4 p.m. with a plan to sell the next day at a profit. Likewise arbitrageurs could gain if the foreign stock falls after the close in its home market, and the arbitrageur knows that the U.S. mutual fund will be overpriced at 4 p.m. relative to the price it is likely to have the next trading day when new information from abroad finally is reflected in the fund's valuation. See Richard L. Levine, Yvonne Cristovici & Richard A. Jacobsen, *Mutual Fund Market Timing,* Federal Lawyer 28 (Jan.2005).

A short-swing-trading strategy would not be attractive unless the foreign securities' prices had moved enough to cover the transactions costs of matched purchases and sales of the mutual fund shares, but for no-load funds that have substantial investments in foreign markets this condition sometimes is satisfied. Arbitrageurs then make profits with slight risk to themselves, diverting gains from the mutual funds' long-term investors while imposing higher administrative costs on the funds (whose operating expenses rise with each purchase and redemption). Plaintiffs contend that the mutual funds acted recklessly in failing to block arbitrageurs from reaping these profits. Available means might include levying fees on short-swing transactions, adopting to a front-end-load charge, reducing the number of trades any investor can execute (or deferring each trade by one day), and valuing the securities of foreign issuers at the most current price in *any* competitive market (organized or over the counter), and not just the closing price on the issuers' home stock exchanges. Some mutual funds have begun to take steps to curtail arbitrage, while disclosing residual vulnerabilities more prominently, but the litigation targets those funds that have not done so (or targets the period before a given fund acted).

*2 SLUSA added to the Securities Act of 1933 and the Securities Exchange Act of 1934 parallel provisions curtailing certain class actions under state law. As in last year's jurisdictional opinion, we limit attention to § 16 of the 1933 Act, 15 U.S.C. § 77p, because the additions to the 1934 Act are functionally identical. See 15 U.S.C. § 78bb. As amended by SLUSA, § 77p(b) reads:

> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging--
>
> (1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or
>
> (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.

Investments in mutual funds are "covered securities," see § 77p(f)(3), and all of these suits are "covered class actions," see § 77p(f)(2), because plaintiffs seek to represent more than 50 investors and each action is direct rather than derivative. (Derivative proceedings are not "covered class actions". See § 77p(f)(2)(B). See also *Burks v. Lasker*, 441 U.S. 471, 99 S.Ct. 1831, 60 L.Ed.2d 404 (1979), and *Kamen v. Kemper Financial Services, Inc.*, 500 U.S. 90, 111 S.Ct. 1711, 114 L.Ed.2d 152 (1991), which note that state-law derivative claims may proceed against federally regulated mutual funds.) Section 77p(d) contains a number of additional exceptions, but plaintiffs do not contend that any of them applies to these actions. Thus everything turns on subsection (b), which forecloses a suit based on state law in which a private class alleges "(1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security."

[1][2] That familiar language comes from Rule 10b-5, 17 C.F.R. § 240.10b-5, which is based on § 10(b) of the 1934 Act, 15 U.S.C. § 78j(b). Rule 10b-5 reads:

> It shall be unlawful for any person, directly or indirectly, by the use of any means or instrumentality of interstate commerce, or of the mails or of any facility of any national securities exchange,
>
> (a) To employ any device, scheme, or artifice to defraud,
>
> (b) To make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or
>
> (c) To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person, in connection with the purchase or sale of any security.

Every court of appeals to encounter SLUSA has held that its language has the same scope as its antecedent in Rule 10b-5. *Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 395 F.3d 25, 34-36 (2d Cir.2005); *Rowinski v. Salomon Smith Barney Inc.*, 398 F.3d 294, 299 (3d Cir.2005); *Green v. Ameritrade, Inc.*, 279 F.3d 590, 596-97 (8th Cir.2002); *Falkowski v. Imation Corp.*, 309 F.3d 1123, 1131 (9th Cir.2002), amended, 320 F.3d 905 (2003); *Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 292 F.3d 1334, 1342- 43 (11th Cir.2002). We agree with this conclusion. SLUSA is designed to prevent plaintiffs from migrating to state court in order to evade rules for federal securities litigation in the Private Securities Litigation Reform Act of 1995. See *Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 332 F.3d 116, 122-24 (2d Cir.2003) (discussing how PSLRA and SLUSA work). SLUSA can do its job only if subsection (b) covers those claims that engage Rule 10b-5 (and thus come within the 1995 statute) if presented directly under federal law; this is why SLUSA borrows the Rule's language. Unfortunately, however, the other circuits do not agree among themselves (or with the SEC) what Rule 10b-5 itself means. The phrase "in connection with the purchase or sale" of a security is the sticking point.

*3 [3] The Supreme Court held in *Blue Chip Stamps v. Manor Drug Stores,* 421 U.S. 723, 95 S.Ct. 1917, 44 L.Ed.2d 539 (1975), that investors who neither purchase nor sell securities may not collect damages in private litigation under § 10(b) and Rule 10b-5, even if failure to purchase or sell was the result of fraud. Assuming that SLUSA's "in connection with" language means "able to pursue a private right of action after *Blue Chip Stamps,*" plaintiffs attempted to frame complaints that avoid any allegations of purchase or sale. All but one of the classes is defined as investors who held shares of a given mutual fund between two specified dates. As an effort to evade SLUSA, this class definition is a flop: some of the investors who held shares during the class period must have purchased their interest (or increased it) during that time; others, who owned shares at the beginning of the period, undoubtedly sold some or all of their investment during the window. Each of the funds has substantial daily turnover, so the class of "all holders" during even a single day contains many purchasers and sellers. All of these class actions therefore must be dismissed. (Plaintiffs do not contend that any *other* part of SLUSA is pertinent; in particular, they did not argue in their briefs--and did not maintain at oral argument despite the court's invitation--that their suits allege mismanagement rather than deceit or manipulation. See *Santa Fe Industries, Inc. v. Green,* 430 U.S. 462, 97 S.Ct. 1292, 51 L.Ed.2d 480 (1977). Counsel for the plaintiffs declined to explain how state law would support a direct action that did not rely on deceit or manipulation. A claim based on mismanagement likely would need to be cast as a derivative action, which none of these suits purports to be. Nor does any of the suits assert that a mutual fund broke a promise, so that state contract law would supply a remedy.)

[4] The complaint in *Spurgeon v. Pacific Life Insurance Co.* avoids this pitfall. It defines the class as all investors who held the fund's securities during a defined period *and* neither purchased nor sold shares during that period. *Blue Chip Stamps* would prevent such a private action from proceeding under Rule 10b-5. Plaintiffs insist that any private action that is untenable after *Blue Chip Stamps* also is unaffected by SLUSA. The district judge, agreeing with this perspective, remanded *Spurgeon* to state court.

An equation between SLUSA's coverage and the scope of private damages actions under Rule 10b-5 has the support of the second circuit (*Dabit*), the eighth circuit (*Green*), and the eleventh circuit (*Riley*). The ninth circuit (*Falkowski*), by contrast, has written that coverage of SLUSA tracks the coverage of § 10(b) and Rule 10b-5 when enforced by *public* plaintiffs (the SEC or a criminal prosecutor). The third circuit (*Rowinski*) has reserved decision on this issue. The Securities and Exchange Commission filed a brief in *Dabit* as amicus curiae supporting the view that SLUSA tracks the full scope of § 10(b) and Rule 10b-5, not just their enforcement in private actions. The way the *Spurgeon* class has been defined prevents us from following the third circuit's path: we must answer the question rather than postpone its resolution.

*4 To say that SLUSA uses the same language as § 10(b) and Rule 10b-5 is pretty much to resolve the point. Section 10(b) defines a federal crime, and it also permits the SEC to enforce the prohibition through administrative proceedings. Invocation of this anti-fraud rule does not depend on proof that the agency or United States purchased or sold securities; instead the "in connection with" language ensures that the fraud occurs in securities transactions rather than some other activity. See *SEC v. Zandford,* 535 U.S. 813, 821-22, 122 S.Ct. 1899, 153 L.Ed.2d 1 (2002); *Superintendent of Insurance v. Bankers Life & Casualty Co.,* 404 U.S. 6, 12, 92 S.Ct. 165, 30 L.Ed.2d 128 (1971).

Blue Chip Stamps came out as it did not because § 10(b) and Rule 10b-5 are limited to situations in which the plaintiff itself traded securities, but because a private right of action to enforce these provisions is a judicial creation and the Court wanted to confine these actions to situations where litigation is apt to do more good than harm. The Justices observed that anyone can *say* that a failure to trade bore some relation to what the issuer did (or didn't) disclose, but that judges and juries would have an exceedingly hard time knowing whether a given counterfactual claim ("I *would have* traded, if only ...") was honest. The Court thought it best to limit private actions to harms arising out of actual trading, which narrows the affected class and simplifies proof, while leaving other securities offenses to public prosecutors.

Decisions since *Blue Chip Stamps* reiterate that it deals with private actions alone and does not restrict coverage of the statute and regulation. See *United States v. O'Hagan,* 521 U.S. 642, 664, 117 S.Ct. 2199, 138 L.Ed.2d 724 (1997); *Holmes v. SIPC,* 503 U.S. 258, 284, 112 S.Ct. 1311, 117 L.Ed.2d 532 (1992); *United States v. Naftalin,* 441 U.S. 768, 774 n. 6, 99 S.Ct. 2077, 60 L.Ed.2d 624 (1979). By depicting their classes as containing entirely non-traders, plaintiffs do not take their claims outside § 10(b) and Rule 10b-5; instead they demonstrate only that the claims must be left to public enforcement. It would be more than a little strange if the Supreme Court's decision to block private litigation by non-traders became the opening by which that very litigation could be pursued under state law, despite the judgment of Congress (reflected in SLUSA) that securities class actions must proceed under federal securities law or not at all. *Blue Chip Stamps* combined with SLUSA may mean that claims of the sort plaintiffs want to pursue must be litigated as derivative actions or committed to public prosecutors, but this is not a good reason to undercut the statutory language.

Could the SEC maintain an action under § 10(b) and Rule 10b-5 against municipal funds that fraudulently or manipulatively increased investors' exposure to arbitrage? Suppose the funds stated in their prospectuses that they took actions to prevent arbitrageurs from exploiting the fact that each fund's net asset value is calculated only once a day. That statement, if false (and known to be so), could support enforcement action, for the deceit would have occurred in connection with investors' purchases of the funds' securities. Similarly, if these funds had stated bluntly in their prospectuses (or otherwise disclosed to investors) that daily valuation left no-load funds exposed to short-swing trading strategies, that revelation would have squelched litigation of this kind.

*5 These observations show that plaintiffs' claims depend on statements made or omitted in connection with *their own* purchases of the funds' securities. They could have brought them directly under Rule 10b-5 in federal court (to the extent that the purchases occurred within the period of limitations). Indeed, most of the approximately 200 suits filed against mutual funds in the last two years alleging that the home-exchange-valuation rule can be exploited by arbitrageurs have been filed in federal court under Rule 10b-5. Our plaintiffs' effort to define non-purchaser-non-seller classes is designed to evade PSLRA in order to litigate a securities class action in state court in the hope that a local judge or jury may produce an idiosyncratic award. It is the very sort of maneuver that SLUSA is designed to prevent.

We hold that SLUSA is as broad as § 10(b) itself and that limitations on private rights of action to enforce § 10(b) and Rule 10b-5 do not open the door to litigation about securities transactions under state law. Plaintiffs' claims are connected to their own purchases of securities and thus are blocked by SLUSA, whose preemptive effect is not confined to knocking out state-law claims by investors who have *winning* federal claims, as plaintiffs suppose. It covers both good and bad securities claims--*especially* bad ones. The judgments of the district courts are reversed, and the cases are remanded with instructions to undo the remand orders and dismiss plaintiffs' state-law claims.

--- F.3d ----, 2005 WL 757255 (7th Cir.(Ill.))

Briefs and Other Related Documents (Back to top)

- 04-2687 (Docket) (Jul. 06, 2004)
- 04-1660 (Docket) (Mar. 18, 2004)
- 04-1661 (Docket) (Mar. 18, 2004)

- 04-1650 (Docket)
  (Mar. 17, 2004)
- 04-1651 (Docket)
  (Mar. 17, 2004)
- 04-1628 (Docket)
  (Mar. 15, 2004)
- 04-1608 (Docket)
  (Mar. 12, 2004)
- 04-1495 (Docket)
  (Mar. 01, 2004)
- 04-1496 (Docket)
  (Mar. 01, 2004)

END OF DOCUMENT

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

FILED SEP 16 2003 CLERK OF CIRCUIT COURT #14 THIRD JUDICIAL CIRCUIT MADISON COUNTY, ILLINOIS

CARL KIRCHER and ROBERT BROCKWAY, individually and on behalf of all others similarly situated, Plaintiffs, vs. PUTNAM FUNDS TRUST, a business trust, PUTNAM INVESTMENT MANAGEMENT, LLC, EVERGREEN INTERNATIONAL TRUST, a business trust, and EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC, Defendants.	)	Cause No. 03L1255 03-691 DRH

COMPLAINT

COME NOW Plaintiffs, CARL KIRCHER and ROBERT BROCKWAY, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for their Complaint against Defendants, PUTNAM FUNDS TRUST, PUTNAM INVESTMENT MANAGEMENT, LLC, EVERGREEN INTERNATIONAL TRUST, and EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC, state as follows:

1. Plaintiff Carl Kircher, is a resident of Troy, Madison County, Illinois.

2. Plaintiff ROBERT BROCKWAY is a resident of Belleville, St. Clair County, Illinois.

3. Defendant PUTNAM FUNDS TRUST, ("PUTNAM FUNDS") is a Massachusetts business trust with its principal place of business in Boston, Massachusetts. PUTNAM FUNDS is the sponsor of the Putnam International Growth & Income Fund ("Putnam International Growth & Income"). Defendant PUTNAM FUNDS does business in the state of Illinois and is registered as a mutual fund

EXHIBIT B

in the state of Illinois. Defendant PUTNAM FUNDS has consented to the jurisdiction of Illinois courts. Defendant PUTNAM FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant PUTNAM FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant PUTNAM FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

4. Defendant PUTNAM INVESTMENT MANAGEMENT, LLC ("PUTNAM FUND MANAGER") is a Delaware limited liability company with its principal place of business in Boston, Massachusetts. The day-to-day tasks associated with running the business of Putnam International Growth & Income, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant PUTNAM FUND MANAGER has been contracted to serve as the investment manager for the Putnam International Growth & Income. As the investment manager for Putnam International Growth & Income, Defendant PUTNAM FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant PUTNAM FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Putnam International Growth & Income business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant PUTNAM FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois regarding the performance of the Fund and the investments it manages.

5. Defendant EVERGREEN INTERNATIONAL TRUST ("EVERGREEN FUNDS") is a Delaware business trust with its principal place of business in Boston, Massachusetts. EVERGREEN FUNDS is the sponsor of the Evergreen International Growth Fund ("Evergreen International"). Defendant EVERGREEN FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant EVERGREEN FUNDS has consented to the jurisdiction of Illinois courts. Defendant EVERGREEN FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant EVERGREEN FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant EVERGREEN FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

6. Defendant EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC ("EVERGREEN FUND MANAGER") is a Delaware limited liability company with its principal place of business in Boston, Massachusetts. The day-to-day tasks associated with running the business of Evergreen International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant EVERGREEN FUND MANAGER has been contracted to serve as the investment manager for the Evergreen International. As the investment manager for Evergreen International, Defendant EVERGREEN FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant EVERGREEN FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Evergreen International business and the activities complained of herein occurred, in

whole or in part, in Madison County, Illinois. Defendant EVERGREEN FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison, Illinois, regarding the performance of the Fund and the investments it manages.

7. At all times relevant herein, Plaintiff CARL KIRCHER has owned and held shares of Putnam International Growth & Income Fund for the purpose of long term investing in international securities.

8. At all times relevant herein, Plaintiff ROBERT BROCKWAY has owned and held shares of Evergreen International in his Individual Retirement Account for the purpose of long term investing in international securities.

9. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

10. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

11. The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

12. Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

13. Shares of open end mutual funds are sold to investors such as Plaintiffs at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

14. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

15. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

16. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

17. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the

closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, the positive correlations and the stale price of the foreign securities in its underlying portfolio, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

18. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

19. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

20. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

21. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

22. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

23. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

24. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

25. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants

calculate its fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

26. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

27. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

28. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

29. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

30. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

31. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

32. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Such price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

33. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part

of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

34. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

35. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

36. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

37. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

38. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to

be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

39. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

40. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations and performance and the ability of the fund to provide a maximized return to long term shareholders.

41. Plaintiffs bring this complaint as a class action against Defendants PUTNAM FUNDS, PUTNAM FUND MANAGER, EVERGREEN FUNDS, EVERGREEN FUND MANAGERS, and pursuant to ' 5/2-801 et. seq., of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have owned shares in Putnam International Growth & Income or Evergreen International Growth for more than fourteen days from the date of purchase to the date

of sale (redemption) or exchange ("long term shareholders"). The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors, agents, servants or employees of Defendants, and the immediate family member of any such person. Also excluded is any judge who may preside over this case.

42. Plaintiffs are members of the class and will fairly and adequately assert and protect the interests of the class. The interests of the Plaintiffs are coincident with, and not antagonistic to, those of other members of the class. Plaintiffs have retained attorneys who are experienced in class action litigation.

43. Members of the class are so numerous that joinder of all members is impracticable.

44. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of Putnam International Growth & Income and Evergreen International Growth's portfolios of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

ii. whether defendants failed to properly implement Putnam International Growth & Income and Evergreen International Growth's portfolios valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement Putnam International Growth & Income and Evergreen International Growth's portfolio valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to properly implement Putnam International Growth & Income and Evergreen International Growth's portfolio valuation and share pricing policies so as to require the use of fair value pricing on a daily basis to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

v. whether defendants failed to protect Putnam International Growth & Income and Evergreen International Growth's long term shareholders from market timing traders of fund shares who use Putnam International Growth & Income and Evergreen International Growth shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of PUTNAM FUNDS, PUTNAM FUND MANAGER, EVERGREEN FUNDS and EVERGREEN FUND MANAGERs to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

vi. whether defendants breached the duties they owed to plaintiffs and the class;

vii. whether plaintiffs and the class have been damaged and, if so,

viii. the extent of such damages.

45. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

46. The class action method is appropriate for the fair and efficient prosecution of this action.

47. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

48. The certification of a class would allow litigation of claims that, in view of the expense of the litigation, may be insufficient in amount to support separate actions.

Count I

COMES NOW Plaintiff CARL KIRCHER, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants PUTNAM FUNDS TRUST and PUTNAM INVESTMENT MANAGEMENT, LLC, states as follows:

49. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 as if fully set forth herein.

50. Defendant PUTNAM FUNDS operates Putnam International Growth & Income as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its

investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

51. Defendant PUTNAM FUND MANAGER serves as the investment manager for Putnam International Growth & Income. Defendant PUTNAM FUND MANAGER provides, among other things, portfolio management services and selects the securities for Putnam International Growth & Income to buy, hold or sell. Putnam International Growth & Income pays Defendant PUTNAM FUND MANAGER set fees based on the percentage of assets under management for managing Putnam International Growth & Income's assets. Defendant PUTNAM FUND MANAGER's compensation and management of the Putnam International Growth & Income Fund are required to be reviewed and approved by Defendant Putnam Fund's board of trustees.

52. At all times relevant hereto, Plaintiff Kircher has owned shares in Putnam International Growth & Income.

53. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

54. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

55. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Putnam International Growth & Income Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those

prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

56. Defendants breached their duties of due care owed to Plaintiff KIRCHER and similarly situated owners of the Putnam International Growth & Income Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Putnam International Growth & Income's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Putnam International Growth & Income's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Putnam International Growth & Income's shares at the expense of long term shareholders.

57. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff KIRCHER and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against Defendants PUTNAM FUNDS TRUST and PUTNAM INVESTMENT MANAGEMENT, LLC, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Putnam International Growth & Income Fund or Evergreen International Growth Fund for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFF DEMANDS TRIAL BY JURY

Count II

COMES NOW Plaintiff CARL KIRCHER, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants PUTNAM FUNDS TRUST and PUTNAM INVESTMENT MANAGEMENT, LLC, states as follows:

58. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 and 50 through 55 as if fully set forth herein.

59. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Putnam International Growth & Income Fund might occur daily after the closing of the New York Stock Exchange.

60. With utter indifference and conscious disregard for Plaintiff KIRCHER's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff KIRCHER and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Putnam International Growth & Income's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Putnam International Growth & Income's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Putnam International Growth & Income's shares at the expense of long term shareholders.

61. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff KIRCHER and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against Defendants PUTNAM FUNDS TRUST and PUTNAM INVESTMENT MANAGEMENT, LLC, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Putnam International Growth & Income Fund or Evergreen International Growth Fund for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count III

COMES NOW Plaintiff ROBERT BROCKWAY, individually and on behalf of all others similarly situated, and for Count III of his Complaint against Defendants EVERGREEN FUNDS and EVERGREEN FUND MANAGER, states as follows:

62. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 as if fully set forth herein.

63. Defendant EVERGREEN FUNDS operates Evergreen International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

64. Defendant EVERGREEN FUND MANAGER serves as the investment manager for Evergreen International. Defendant EVERGREEN FUND MANAGER provides, among other things, portfolio management services and selects the securities for Evergreen International to buy, hold or sell. Evergreen International pays Defendant EVERGREEN FUND MANAGER set fees based on the percentage of assets under management for managing Evergreen International's assets. Defendant EVERGREEN FUND MANAGER's compensation and management of the Evergreen International Fund are required to be reviewed and approved by Defendant EVERGREEN FUNDS' board of trustees.

65. At all times relevant hereto, Plaintiff BROCKWAY has owned shares in Evergreen International.

66. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment

management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

67. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

68. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Evergreen International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

69. Defendants breached their duties of due care owed to Plaintiff BROCKWAY and similarly situated owners of the Evergreen International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Evergreen International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Evergreen International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefitted market timing traders of Evergreen International's shares at the expense of long term shareholders.

70. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff BROCKWAY and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against Defendants EVERGREEN INTERNATIONAL TRUST and EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the Putnam International Growth & Income Fund or Evergreen International Growth Fund for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count IV

COMES NOW Plaintiff ROBERT BROCKWAY, individually and on behalf of all others similarly situated, and for Count IV of his Complaint against Defendants EVERGREEN FUNDS and EVERGREEN FUND MANAGER, states as follows:

71. Plaintiff repeats and incorporates by reference paragraphs 1 through 48 and 63 through 68 as if fully set forth herein.

72. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Evergreen International Fund might occur daily after the closing of the New York Stock Exchange.

73. With utter indifference and conscious disregard for Plaintiff BROCKWAY'S investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff BROCKWAY and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Evergreen International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Evergreen International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Evergreen International's shares at the expense of long term shareholders.

74. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Brockway and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against Defendants EVERGREEN INTERNATIONAL TRUST and EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

All persons in the United States who held shares in the Putnam International Growth & Income Fund or Evergreen International Growth Fund for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

KOREIN TILLERY

STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, IL 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
Telephone 312/641-9750
Facsimile 312/641-9751
E-mail: gzelcs@koreintillery.com

Law Offices of Klint Bruno
Klint Bruno #6257742
1131 Lake Street
Oak Park, Illinois 60301
Telephone: 312.286.4915

Attorneys for Plaintiffs and the Class

Daniel A. Pollack

From: <ilsd_nef@ilsd.uscourts.gov>
To: <ilsd_nef@ilsd.uscourts.gov>
Sent: Tuesday, April 26, 2005 7:58 PM
Subject: Activity in Case 3:05-cv-00302-DRH Parthasarathy et al v. T Rowe Price International Funds Inc et al "Memorandum in Support of Motion"

*****NOTE TO PUBLIC ACCESS USERS*** You may view the filed documents once without charge. To avoid later charges, download a copy of each document during this first viewing.**

U.S. District Court

Southern District of Illinois

Notice of Electronic Filing

The following transaction was received from Wood, Lisa entered on 4/26/2005 at 6:58 PM CDT and filed on 4/26/2005

Case Name: Parthasarathy et al v. T Rowe Price International Funds Inc et al
Case Number: 3:05-cv-302
Filer: Aim Advisors Inc
T Rowe Price International Funds Inc
T Rowe Price International Inc
Aim International Funds Inc
Document Number: 6

Docket Text:
MEMORANDUM in Support re [5] MOTION to Dismiss *the Complaint Pursuant to Rule 12(b) Fed. R. Civ. P.* filed by T Rowe Price International Funds Inc, T Rowe Price International Inc, Aim International Funds Inc, Aim Advisors Inc. (Attachments: # (1) Exhibit A# (2) Exhibit B)(Wood, Lisa)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1047403380 [Date=4/26/2005] [FileNumber=302902-0]
[94038390bfb69e2fad14a56a54e43817634b15003ff5554f31f8112c1cb43a38f33a
3b9395f1815a51c86b8a7690c217b9a0f0d548311bbce4379ef7e6dcfba3]]
Document description: Exhibit A
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1047403380 [Date=4/26/2005] [FileNumber=302902-1]
[8233f3e107ea011e724df21605b0926ab95bdf23efa64013677e9a845876695fb839
aca97928716433fa9d57657f2a9ca97401d4a4892663effb3068e16b2e5c]]
Document description: Exhibit B
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1047403380 [Date=4/26/2005] [FileNumber=302902-2]

[189cb81a1790127a0386dac44c9dfc3d8e006e1d631c60bd71fde7592bab66173255
2f1b5264bb6e928fdff178fb6eeaa754ad5734a19830aa6c45b97a1b88a4]]

3:05-cv-302 Notice will be electronically mailed to:

Glenn E. Davis gdavis@armstrongteasdale.com

Frank N. Gundlach fgundlach@armstrongteasdale.com, jliberty@armstrongteasdale.com

Martin I. Kaminsky mikaminsky@pollacklawfirm.com

Edward T. McDermott etmcdermott@pollacklawfirm.com

Daniel A. Pollack dapollack@pollacklawfirm.com

Stephen M. Tillery stillery@koreintillery.com

Lisa M. Wood lwood@armstrongteasdale.com

Anthony Zaccaria azaccaria@pollacklawfirm.com

George A. Zelcs g! zelcs@koreintillery.com

3:05-cv-302 Notice will be delivered by other means to:

Klint L. Bruno
Ellison, Nielsen et al.
Generally Admitted
100 West Monroe Street
18th Floor
Chicago, IL 60603

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARTHY, et al., individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	Case No.: 05-CV-302 DRH
vs.	)	
T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,	)	
Defendants.	)	

ORDER

The motion of Defendants T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc., and A I M Advisors, Inc. to dismiss the Complaint herein on the ground that this action is blocked by the Securities Litigation Uniform Standards Act, 15 U.S.C. § 77p(b) and § 78bb(f)(1), is hereby **GRANTED**.

Dated this _____ day of ________________, 2005.

So Ordered:

____
United States District Judge

Daniel A. Pollack

From: "Lisa Wood" <LWOOD@ArmstrongTeasdale.com>
To: <DRHpd@ilsd.uscourts.gov>
Cc: "Zelcs, George" <GZelcs@KoreinTillery.com>; <stillery@koreintillery.com>; "Daniel A. Pollack" <dapollack@pollacklawfirm.com>; "Edward T. McDermott" <etmcdermott@pollacklawfirm.com>; "Anthony Zaccaria" <azaccaria@pollacklawfirm.com>
Sent: Tuesday, April 26, 2005 8:03 PM
Attach: Order re Motion to Dismiss (S1557205).WPD
Subject: Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al., Case No.: 05-CV-302

Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc., AIM International Funds, Inc., and A I M Advisors, Inc. today filed their Motion to Dismiss the Complaint Pursuant to Rule 12(b), Fed. R. Civ. P. (Document Number 5). A proposed Order relating to that motion is attached hereto.

<<Order re Motion to Dismiss (S1557205).WPD>>

Lisa M. Wood
Armstrong Teasdale LLP
One Metropolitan Square
Suite 2600
St. Louis, Missouri 63102-2740
(314) 552-6639 Direct Dial
(314) 612-2306 Facsimile
lwood@armstrongteasdale.com